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                              October 12, 2022

       Bjarne Tellmann
       Senior Vice President and General Counsel
       Haleon plc
       Building 5, First Floor, The Heights
       Weybridge, Surrey, KT13 0NY
       United Kingdom

                                                        Re: Haleon plc
                                                            Registration
Statement on Form F-4
                                                            Filed September 29,
2022
                                                            File No. 333-267650

       Dear Bjarne Tellmann:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       General

   1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital
Holdings Corp., SEC No-Action Letter (April 13, 1988). See also
                                                        Morgan Stanley & Co.
Inc., SEC No-Action Letter (June 5, 1991) and Shearman
                                                        & Sterling, SEC
No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the
representations and disclosure required by the no-action letters.
                                                        Specifically, the
Company must represent that it has not entered into any arrangement or understanding with any
person who will receive exchange securities in the exchange offer to distribute those
securities following completion of the offering, and that it is not aware of any person that will
participate in the exchange offer with a view to distribute the
 Bjarne Tellmann
Haleon plc
October 12, 2022
Page 2
      exchange securities. Furthermore, the Company must disclose to each person participating in the exchange offer that if such participant acquires the exchange securities for the purpose of distributing them, such person must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell exchange securities, and be identified as an underwriter in the prospectus. Please revise your prospectus to include these representations on behalf of the Company as well as the additional disclosure to all participants. Alternatively, you may provide us with a supplemental letter that includes the representations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Ansart at 202-551-4511 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

FirstName LastNameBjarne Tellmann                          Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameHaleon plc
                                                           Services
October 12, 2022 Page 2
cc:       Sebastian Sperber
FirstName LastName